SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 March 2015

AVIVA PLC

2014 ANNUAL REPORT ON FORM 20-F AND
2014 ANNUAL REPORT AND ACCOUNTS

Following the release by Aviva plc (the "Company") on 5 March 2015 of the Company's 2014 Preliminary Results Announcement for the year ended 31 December 2014, the Company announces that it has today issued the documents listed below:

• 2014 Annual Report on Form 20-F, which has been filed with the United States Securities and Exchange Commission
• 2014 Annual Report and Accounts

The documents are available to view on the Company's website at www.aviva.com/reports and copies have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5561H_1-2015-3-16.pdf

The Company's 2014 Strategic Report, Notice of Annual General Meeting 2015 and ancillary documents, together with hard copies of the 2014 Annual Report and Accounts, will be made available to shareholders on 16 March 2015.

Printed copies of the 2014 Annual Report and Accounts and 2014 Strategic Report can be requested free of charge by shareholders from 25 March 2015 by contacting the Company's Registrar, Computershare Investor Services PLC, on 0871 495 0105 or at AvivaSHARES@computershare.co.uk, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

Enquiries:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7662 6646

Kathryn Tait, Head of Board Support
Telephone - 020 7662 0818

Information required under Disclosure & Transparency Rule 6.3

This announcement should be read in conjunction with the Company's preliminary results announcement issued on 5 March 2015. Together these constitute the material required by DTR 6.3 to be communicated to the media in full unedited text through a Regulatory Information Service. This material is not a substitute for reading the Company's 2014 Annual Report and Accounts. Page references in the text below refer to page numbers in the 2014 Annual Report and Accounts.

Directors' responsibility statement

Each of the directors, whose names and functions are listed in the Directors' and corporate governance report confirm that, to the best of their knowledge:

•      the group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•      the Strategic report and the Directors' and corporate governance report in this Annual report include a fair review of the development and performance of the business and the position of the Group, together with a description        of the principal risks and uncertainties that it faces.

By order of the Board on 4 March 2015.

Mark Wilson                  Tom Stoddard
Group Chief                   Chief Financial Officer
Executive Officer

Principal risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.1.8) we provide a description of the principal risks and uncertainties facing the Group here and in note 58 to the IFRS Financial statements. Our disclosures covering 'risks relating to our business' in line with reporting requirements of the Securities Exchange Commission (SEC) provide more detail and can be found in the shareholder information section 'Risks relating to our business'.

Risk environment
The benign financial market conditions experienced in 2013 continued during 2014, albeit with increased volatility in the second half of the year as a result of concerns over Eurozone growth and deflation, China economic slowdown, the severe fall in the price of oil and other commodities, the prospect of an end to US monetary policy easing and geopolitical concerns over Russia, Ukraine and the Middle East. These concerns are likely to continue into 2015 with the potential to cause further financial market volatility and divergence amongst developed economies (US compared to eurozone in particular) in monetary policy, interest rates and economic growth, and exacerbate macroeconomic imbalances in the global economy. However, even for those western economies (including the UK) expected to grow strongly, high levels of debt will continue to act as a brake on growth and the low interest rate environment compared to historic norms is likely to persist in the intermediate future at least.
2014 saw significant changes in UK public policy over long term savings and pension provision, most notably the announcement in March 2014 in the Budget ending compulsory annuitisation. In 2015 general elections in the UK, Poland, Spain and Canada will exacerbate uncertainty over public policy and, in the UK, uncertainty over continued membership of the European Union.
In November 2014 the Group's designation as a Global Systemically Important Insurer (G-SII) was re-confirmed. Among other policy requirements, this will result in additional loss absorbency capital requirements, which are still under development, to be applied from January 2019, if the Group remains a G-SII.
In April 2014 the implementation date of Solvency II was finally confirmed in law as 1 January 2016, with the formal approval of the Omnibus II amendments. On-going work on the "Level 2" Delegated Acts, Implementing Technical Standards and Supervisory Guidelines, to be finalised in 2015, have reduced the level of uncertainty over the final capital impact on the Group. However, some uncertainty remains including over the outcome of the Group's application to use an internal model to calculate its capital requirement.

Risk profile
The types of risk to which the Group is exposed have not changed significantly over the year and remain credit, market, insurance, asset management, liquidity, operational and reputational risks as described in note 58 of the IFRS financial statements.
Reflecting Aviva's objective of building financial strength and reducing capital volatility, the Group continued to take steps to amend its risk profile, successfully completing a number of management actions in progress at the 2013 year-end. These include the disposal of the Group's interest in Eurovita resulting in a reduction in exposure to Italian sovereign and corporate debt, partly offset by an increase in exposures due to a reduction in minority interests in the Group's remaining Italian businesses following their restructure during the year, and in addition the disposal of our Turkish general insurance business, South Korean Life business and one of our Spanish joint ventures, CxG. Restrictions on non-domestic investment in sovereign and corporate debt from Greece, Italy, Portugal and Spain remain in place. However, in light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during the year. As described in note 58 to the IFRS Financial statements, a number of foreign exchange, credit and equity hedges are also in place. These are used to mitigate the Group's credit and equity exposure, and enable the Group to accept other credit risks offering better risk adjusted returns while remaining within appetite. In addition, the Group reduced its exposure to longevity risk as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014.
During 2014, the Group continued to pay-down the intercompany loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings (AGH) from £4.8 billion at 31 December 2013 to £3.2 billion at 31 December 2014. At the end of February 2015, the balance of the loan stood at £2.8 billion with plans to reduce the balance by end of 2015 to the level at which we estimate AIL would no longer rely on the loan to meet its stressed liabilities, equating currently to a balance of approximately £2.2 billion.
In 2014, the Group established Aviva International Insurance Limited (AII) as its primary on-shore internal reinsurance mixing vehicle with the conclusion of 10% and 5% quota share internal reinsurance treaties covering the Group's UK annuity and general insurance businesses respectively. The Group has plans to significantly increase the amount of business ceded to AII. The objective of these plans is to promote capital efficiency and realise the benefits of group diversification of risk through lower solo capital requirements in the ceding entities.
The successful completion of the sale of Eurovita in Italy and our general insurance business in Turkey means that the Group has largely completed its strategy set out in 2012 of focusing on fewer businesses, allowing capital to be redeployed to businesses that enhance the Group's return on risk based capital.
On 2 December 2014, the Group and Friends Life Group Limited ("Friends Life") announced they had reached agreement on the terms of the recommended all share acquisition of Friends Life by Aviva plc. The proposed acquisition is subject to a number of conditions including approval from shareholders at a general meeting on 26 March 2015. If completed, the principal impact on the Group's risk profile of the transaction will be to increase our exposure to equity price risk and UK life insurance risks, in particular lapse risk.
During 2014 the Group has continued to reduce its financial leverage consistent with the requirements for achieving the Group's target credit rating of AA. We expect a further reduction following the completion of the proposed acquisition of Friends Life (though clearly execution risk remains).

Low interest rate environment
The Group continues to be adversely impacted by the low interest rate environment in a number of markets around the world. This has resulted in reduced interest spread on participating contracts (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts), and current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. As a result we continue to rebalance the Group's revenues towards product lines, such as protection, that are not significantly sensitive to interest rate or market movements. Further information on the Group's exposure to low interest rates is included in the sensitivity analysis in Note 58 of the IFRS Financial Statements.

58 - Risk management
This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation or as conduct risk.

58 - Risk management continued
To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee and Governance Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk Committee (ORC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.
Further information on the types and management of specific risk types is given in sections (b) − (j) below.
The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva's framework.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets 'held for sale'. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2014	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	131,661	-	131,661
Reinsurance assets	0.3%	71.3%	21.9%	0.1%	0.0%	6.4%	7,958	-	7,958
Other investments	0.0%	0.1%	1.3%	0.0%	0.2%	98.4%	35,358	-	35,358
Loans	1.3%	9.0%	2.1%	0.2%	0.0%	87.4%	25,260	-	25,260
Total							200,237	-	200,237

As at December 2013 restated1	AAA	AA	A	BBB	Seculative grade	Not rated	Carrying value including held for sale	Less: Amounts classified as held for sale	Carrying value £m
Debt securities	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	126,805	(2,420)	124,385
Reinsurance assets	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	7,257	(37)	7,220
Other Investments	0.0%	0.2%	0.7%	1.0%	0.1%	98.0%	32,517	(201)	32,316
Loans	3.8%	12.1%	1.2%	0.0%	0.3%	82.6%	23,879	-	23,879
Total							190,458	(2,658)	187,800
 1 Restated for the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note 1 for details

58 - Risk management continued
The majority of non-rated debt securities within shareholder assets are held by our businesses in the UK. Of these securities most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (2013: £2.4 billion) of debt securities held in our UK
Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure, and has increased these hedges during 2014. The Group's maximum exposure to credit risk of financial assets, without taking collateral or these hedges into account, is represented by the carrying value of the financial instruments in the statement of financial position. These comprise debt securities, reinsurance assets, derivative assets, loans and receivables. The carrying values of these assets are disclosed in the relevant notes: financial investments (note 27), reinsurance assets (note 44), loans (note 24) and receivables (note 28). The collateral in place for these credit exposures is disclosed in note 60; Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.
To the extent that collateral held is greater than the amount receivable that it is securing, the table above shows only an amount equal to the latter. In the event of default, any over-collateralised security would be returned to the relevant counterparty.

(ii) Financial exposures to peripheral European countries and worldwide banks
Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2014 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Portugal, Italy and Spain, which has benefitted from an increase in market values. The completion of the disposal of the Group's interest in Eurovita has resulted in a reduction of our exposure to Italian sovereign and corporate debt. In light of the improving economic situation in Ireland, we have made a modest increase in our exposure to Irish sovereign debt during 2014. Information on our exposures to peripheral European sovereigns and banks is provided in notes 27(e) and 27(f). We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets.

(iii) Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions.
  These loans are fully collateralised by other securities; and
• Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets (i.e. excluding potential exposures arising from reinsurance of unit linked funds) is approximately 1.6% of the total shareholder assets (gross of 'held for sale').

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group ALM and Group Risk teams have an active monitoring role with escalation to the Chief Financial Officer (CFO), Chief Risk Officer (CRO), Group ALCO and the Board Risk Committee as appropriate.
The Group's largest reinsurance counterparty is BlackRock Life Ltd (including subsidiaries) as a result of the BlackRock funds offered to UK Life customers via unit linked contracts. At 31 December 2014, the reinsurance asset recoverable, including debtor balances, from BlackRock Life Ltd was £2,048 million.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

58 - Risk management continued
(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

(x) Impairment of financial assets
In assessing whether financial assets carried at amortised cost or classified as available for sale are impaired, due consideration is given to the factors outlined in accounting policies (T) and (V). The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss or 'held for sale'.

Financial assets that are past due but not impaired
As at 31 December 2014	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months -1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,021	-	-	-	-	-	1,021
Reinsurance assets	5,425	-	-	-	-	-	5,425
Other investments	1	-	-	-	-	4	5
Loans	4,286	2	2	-	-	75	4,365
Receivables and other financial assets	5,849	60	9	7	8	-	5,933

Financial assets that are past due but not impaired
As at 31 December 2013 Restated1	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months -1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,133	-	-	-	-	-	1,133
Reinsurance assets	5,172	-	-	-	-	-	5,172
Other investments	7	-	-	-	-	6	13
Loans	5,263	-	-	-	-	139	5,402
Receivables and other financial assets	7,350	56	26	18	22	4	7,476
1Restated for the adoption of amendments to IAS32 'Financial Instruments - Presentation' - see note1 for details. In addition, restated to exclude reinsurance assets measured at fair value through profit or loss.

Excluded from the tables above are financial and reinsurance assets carried at fair value through profit or loss that are not subject to impairment testing, as follows: £130.6 billion of debt securities (2013: £125.7 billion), £35.4 billion of other investments (2013 restated: £32.5 billion), £20.9 billion of loans (2013: £18.5 billion) and £2.5 billion of reinsurance assets (2013: £2.0 billion).
Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group ALM is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
We continue to limit our direct equity exposure in line with our risk preferences. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.

58 - Risk management continued
Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2014 the Group's shareholder funds held £2 billion notional of equity hedge put spreads, with up to 9 months to maturity with an average strike of 81-61% of the prevailing market levels on 31 December 2014.
Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.
As at 31 December 2014, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. Details of material guarantees and options are given in note 43.
Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. In particular, a key objective is to match the duration of our annuity liabilities with assets of the same duration. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors.
Some of the Group's products, principally participating contracts, expose us to the risk that changes in interest rates will impact on profits through a change in the interest spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts). The primary markets where Aviva is exposed to this risk are the UK, France and Italy.
The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historical averages for an extended period of time and that financial markets may continue to have periods of high volatility. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.
Certain of the Group's product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.
The UK participating business includes contracts with features such as guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. These liabilities are managed through duration matching of assets and liabilities and the use of derivatives, including swaptions. As a result, the Group's exposure to sustained low interest rates on this portfolio is not material. The Group's key exposure to low interest rates arises through its other participating contracts, principally in Italy and France. Some of these contracts also include features such as guaranteed minimum bonuses, guaranteed investment returns and guaranteed surrender values. In a low interest rate environment there is a risk that the yield on assets might not be sufficient to cover these obligations. For certain of its participating contracts the Group is able to amend guaranteed crediting rates. Our ability to lower crediting rates may be limited by competition, bonus mechanisms and contractual arrangements.
Details of material guarantees and options are given in Note 43. In addition, the following table summarises the weighted average minimum guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2014 for our Italian and French participating contracts, where the Group's key exposure to sustained low interest rates arises.

	Weighted average minimum guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	0.79%	3.91%	61,983
Italy	1.77%	3.74%	8,873
Other1	N/A	N/A	41,210
Total	N/A	N/A	112,066
1. "Other" includes UK participating business

58 - Risk management continued
Profit before tax on General Insurance and Health Insurance business is generally a mixture of insurance, expense and investment returns. The asset portfolio is invested primarily in fixed income securities and the reduction in interest rates in recent years has reduced the investment component of profit. The portfolio investment yield and average total invested assets in our general insurance and health business are set out in the table below.

	Portfolio investment yield1	Average assets £m
2012	3.70%	18,802
2013	3.10%	18,352
2014	2.76%	17,200
1Before realised and unrealised gains and losses and investment expenses

The nature of the business means that prices in certain circumstances can be increased to maintain overall profitability. This is subject to the competitive environment in each market. To the extent that there are further falls in interest rates the investment yield would be expected to decrease further in future periods.
Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below. This analysis shows an initial benefit to profit before tax and shareholders' equity from a 1% decrease in interest rates due to the increase in market value of the backing fixed income securities. However, in subsequent years the reduction in portfolio yield will result in lower net investment income. Further information on borrowings is included in note 50.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.
The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2014 and 2013, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2014	8,050	2,392	1,016	818	12,276
Capital 31 December 2013	4,942	4,178	987	910	11,017

A 10% change in sterling to euro/Canada$ (CAD) period-end foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Net assets as 31 December 2014	(78)	210	(96)	91
Net assets as 31 December 2013	(260)	360	(81)	99

A 10% change in sterling to euro/ Canada$ (CAD) average foreign exchange rates applied to translate foreign currency profits would have had the following impact on profit before tax, excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2014	(44)	(25)	(15)	20
Impact on profit before tax 31 December 2013 (restated)1	(3)	(1)	(8)	2

1    Restated to disclose the impact of a 10% change in the average exchange rate applied to translate foreign currency profits into sterling. In previous years, the sensitivity of profit before tax to changes in foreign exchange rates       was calculated on the basis of a 10% change in the period-end exchange rate which was used to calculate the average exchange rate applied to translate foreign currency profits. We consider the change in basis of calculation       better reflects the sensitivity of profit before tax to foreign currency risk.

58 - Risk management continued
The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group ALM and Group Risk teams, which monitor exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard and through the development of its liquidity risk management plan. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1,550 million) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them. A maturity analysis of the contractual amounts payable for borrowings and derivatives is given in notes 50 and 59, respectively. Contractual obligations under operating leases and capital commitments are given in note 54.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2014 and 2013 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the 'within 1 year' column below, and previously the total liability for linked business was shown in the 'within 1 year' column. Changes in durations between 2013 and
2014 reflect evolution of the portfolio, and changes to the models for projecting cash-flows. This table includes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts -non-linked	85,723	7,980	25,318	32,534	19,891
Investments contacts - non-linked	55,634	3,311	10,852	23,919	17,552
Linked business	75,341	8,141	21,444	27,673	18,083
General insurance and health	13,993	6,014	5,400	2,115	464
Total contract liabilities	230,691	25,446	63,014	86,241	55,990

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts -non-linked	81,458	7,900	25,223	29,620	18,715
Investments contacts - non-linked	60,111	2,098	10,422	17,594	29,997
Linked business	73,458	6,244	16,403	23,483	27,328
General insurance and health	14,534	6,350	5,591	2,197	369
Total contract liabilities	229,561	22,592	57,639	72,894	76,436

58 - Risk management continued
(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2014	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	131,661	19,097	37,404	75,006	154
Equity securities	35,619	-	-	-	35,619
Other investments	35,358	29,011	940	3,553	1,854
Loans	25,260	1,489	2,517	21,249	5
Cash and cash equivalent	23,105	23,105	-	-	-
	251,003	72,702	40,861	99,808	37,632

At 31 December 2013 Restated1	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed Term (perpetual) £m
Debt securities	124,385	15,146	35,624	73,613	2
Equity securities	37,326	-	-	-	37,326
Other investments	32,316	28,227	812	1,382	1,895
Loans	23,879	2,029	3,909	17,920	21
Cash and cash equivalent	26,131	26,131	-	-	-
	244,037	71,533	40,345	92,915	39,244

1 Restated for the adoption of amendments to IAS 32 'Financial Instruments: Presentation' - see note 1 for details

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life insurance risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels, exercising of policy holder options and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2014, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Our economic exposure to longevity risk was reduced as a result of the Aviva Staff Pension Scheme entering into a longevity swap covering £5 billion of pensioner in payment scheme liabilities on 5 March 2014, while any significant reduction in individual annuity new business volumes as a result of the UK budget changes to compulsory annuitisation will also reduce our longevity risks exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. Despite this longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

▪ Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures        and monitor that the aggregation of risk ceded is within credit risk appetite.

▪ Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the         Group monitors the exposure to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market         solutions to mitigate this risk further.

▪ Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their         policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve the retention of policies which         may otherwise lapse. The Group has developed guidelines on persistency management.

▪ Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

58 - Risk management continued
Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

Examples of each type of embedded derivative affecting the Group are:

▪ Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability         options.

▪ Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
▪ Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework. Further disclosure on financial guarantees and options embedded in contracts and their inclusion in insurance and investment contract liabilities is provided in Note 43.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
▪ Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
▪ Unexpected claims arising from a single source or cause;
▪ Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
▪ Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note 41 'insurance liabilities'.
The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by the General Insurance Council which provides technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group's franchise value.
Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.
The Group cedes much of its worldwide catastrophe risk to third-party reinsurers. The total Group potential loss from its most concentrated catastrophe exposure peril (Northern Europe Windstorm) is approximately £150 million, for a one in ten year annual loss scenario, compared to approximately £260 million when measured on a one in a hundred year annual loss scenario.

(g) Asset management risk
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2014 despite some positions being impacted by the volatility of global markets.
A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors' CRO.

58 - Risk management continued
(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers' expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
The FCA regularly considers whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (long-term insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-long-term insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

58 - Risk management continued
Long-term business
Sensitivities as at 31 December 2014

2014 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

2014 impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Asset backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Sensitivities as at 31 December 2013

2013 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	35	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

2013 impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Asset backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Changes in sensitivities between 2014 and 2013 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities. Similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2014

2013 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)

Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

2013 impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)

Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

58 - Risk management continued
Sensitivities as at 31 December 2013

2013 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

2013 impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

For general insurance and health, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2014

2014 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

2014 impact on shareholders' equity t before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

Sensitivities as at 31 December 2013

2013 impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

2013 impact on shareholders' equity t before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Related party disclosures
Related party transactions
For more information relating to related party transactions, including more information about the transactions described below, please see 'IFRS Financial Statements - note 61 - Related party transactions'.

Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation.

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2014 £m	2013 £m	2012 £m
Salary and other short-term benefits	8.9	6.7	6.0
Post-employment benefits	1.0	1.1	1.9
Equity compensation plans	1.9	3.3	4.8
Termination benefits	-	1.1	1.5
Other long-term benefits	4.1	1.6	0.8
Total	15.9	13.8	15.0

Various directors and key management of Aviva may from time to time purchase insurance, asset management or annuity products, from Aviva Group companies in the ordinary course of business on substantially the same terms, including interest rates and security requirements, as those prevailing at the time for comparable transactions with other persons.
Apart from the disclosed transactions discussed above and in the 'Governance' section of this report, no director had an interest in shares, transactions or arrangements that requires disclosure under applicable rules and regulations.

Other related parties
The Group received income from and paid expenses to other related parties from transactions made in the normal course of business. Loans to other related parties are made on normal arm's length commercial terms.

Services provided to other related parties

		2014		2013		2012
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m
Associates	7	-	3	11	-	9
Joint ventures	28	154	51	56	23	54
Employee pension schemes	11	3	12	9	12	6
	46	157	66	76	35	69

In addition to the amounts disclosed for associates and joint ventures above, at 31 December 2014 amounts payable at yearend were £nil (2013: £nil), and expenses incurred during the period were £2 million (2013: £3 million).
Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 19(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 19(a)(i).
Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 49(b)(ii).
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 53(f).

Loans to joint ventures
We make loans to our property management joint ventures to fund property developments which we undertake with our joint venture partners. Movements in these loans may be found in 'IFRS
Financial Statements - Note 19 - Interests in, and loans to, joint ventures'. Total loans at 31 December 2014 and at the end of each of the last three financial years are shown in the table below:

	2014 £m	2013 £m	2012 £m
Loans to joint ventures	73	24	43

61 - Related party transactions
This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2014				2013
	Income earned in year £m	Expenses incurred in period £m	Payable at period end £m	Receivable at year end £m	Income earned in year £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	7	(2)	-	-	3	(3)	-	11
Joint Ventures	28	-	-	154	51	-	-	56
Employee pension schemes	11	-	-	3	12	-	-	9
	46	(2)	-	157	66	(3)	-	76

Transactions with joint ventures in the UK relate to the property management undertakings, the most material of which are listed in note 19(a)(iii). Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities, movements in which may be found in note 19(a)(i).
Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies, as explained in note 49(b)(ii).
The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms. Details of guarantees, indemnities and warranties provided on behalf of related parties are given in note 53(f).

Key management compensation
The total compensation to those employees classified as key management, being those having authority and responsibility for planning, directing and controlling the activities of the Group, including the executive and non-executive directors is as follows:

	2014 £m	2013 £m
Salary and other short-term benefits	8.9	6.7
Other long-term benefits	4.1	1.6
Post-employment benefits	1.0	1.1
Equity compensation plans	1.9	3.3
Termination benefits	-	1.1
Total	15.9	13.8

Information concerning individual directors' emoluments, interests and transactions is given in the Directors' Remuneration Report.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary